UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Dragon Victory International Limited’s 2022 Extraordinary General Meeting

At the 2022 extraordinary general meeting of shareholders of Dragon Victory International Limited (the “Company”) held on November 15, 2022, at 9:30 a.m., Local Time, the shareholders of the Company approved and adopted the following resolutions:

1.	to change the name of the Company to Metalpha Technology Holding Limited (“Name Change”); and
2.	to adopt the second amended and restated memorandum and articles of association of the Company.

A total of 11,301,677 votes, representing 42.02% of the votes exercisable as of October 21, 2022, the record date, were present in person or by proxy at the 2022 extraordinary general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Name Change of the Company	11,298,791	2,886	0
Adoption of the second amended and restated memorandum and articles of association of the Company	11,298,780	2,896	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: November 16, 2022	By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer and Chairman of the Board of Directors